 **E-Filed**

Colorado Secretary of State
Date and Time: 05/19/2022 11:13 AM
ID Number: 20211633426

Document number: 20221497108
Amount Paid: $10.00

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.

ABOVE SPACE FOR OFFICE USE ONLY

Statement of Correction
Correcting the Principal Office Address
filed pursuant to § 7-90-305 of the Colorado Revised Statutes (C.R.S.)

1. The entity ID number and the entity name, or, if the entity does not have an entity name, the true name are

Entity ID number   20211633426
(Colorado Secretary of State ID number)

Entity name or True name   TakeShots LLC   .

2. The document number of the filed document that is corrected is 20221019794   .

3. The principal office address as stated in the document identified above is incorrect.

Such address, as corrected, is

Street address   9474 E. Winding Hill Ave
(Street number and name)

Lone Tree   CO   80124
(City)   *(State)*   *(ZIP/Postal Code)*
FL   United States
(Province – if applicable)   *(Country)*

Mailing address   515 9th st sw
(leave blank if same as street address)   *(Street number and name or Post Office Box information)*

Naples   FL   34117
(City)   *(State)*   *(ZIP/Postal Code)*
FL   United States .
(Province – if applicable)   *(Country)*

4. *(If applicable, adopt the following statement by marking the box and include an attachment.)*
   ☐ This document contains additional information as provided by law.

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that such document is such individual's act and deed, or that such individual in good faith believes such document is the act and deed of the person on whose behalf such individual is causing such document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S. and, if applicable, the constituent documents and the organic statutes, and that such individual in good faith believes the facts stated in such document are true and such document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is identified in this document as one who has caused it to be delivered.

5. The true name and mailing address of the individual causing this document to be delivered for filing are

Cramsey	Shane		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

515 9th st sw
(Street number and name or Post Office Box information)

Naples	FL	34117
(City)	*(State)*	*(Zip/Postal Code)*

	United States .
(Province – if applicable)	*(Country)*

(If applicable, adopt the following statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).